l:\secfiles\10-Q\1995\3rdqtr95\exhib99b.doc 6

                                                                 EXHIBIT 99(b)
                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------
                      Statement of Consolidated Operations and
                     Available Separate Consolidated Net Income
                                                           Nine Months Ended
                                          Third Quarter       September 30,
                                       ------------------  ------------------
                                           1995      1994      1995      1994
                                       ------------------  ------------------

(Dollars in Millions

Except per Share Amounts)
Revenues
  Net sales
    Outside customers                  $2,341.6  $2,264.1  $6,850.3  $6,760.5
    General Motors and affiliates       1,126.7   1,056.7   3,893.3   3,638.9
  Other income (loss) - net (Note 1)      (27.0)     33.7       0.1      78.3
                                        -------   -------  --------   -------
      Total Revenues                    3,441.3   3,354.5  10,743.7  10,477.7
                                        -------   -------  --------   -------
Costs and Expenses
  Cost of sales and other operating charges,
    exclusive of items listed below     2,694.5   2,599.4   8,301.3   8,103.9
  Selling, general, and administrative
    expenses                              289.2     237.6     837.9     678.1
  Depreciation and amortization           114.6     119.2     355.6     348.1
  Amortization of GM purchase accounting
    adjustments related to Hughes
    Aircraft Company                       31.0      31.0      92.9      92.9
  Interest expense - net                    1.4       5.9       5.8      15.4
                                        -------   -------   -------   -------
      Total Costs and Expenses          3,130.7   2,993.1   9,593.5   9,238.4
                                        -------   -------   -------   -------
Income before Income Taxes                310.6     361.4   1,150.2   1,239.3
Income taxes                              121.6     148.2     465.8     508.2
                                        -------   -------   -------   -------
Income before cumulative effect
  of accounting change                    189.0     213.2     684.4     731.1
Cumulative effect of accounting
  change (Note 2)                             -         -         -     (30.4)
                                        -------   -------   -------   -------
Net Income                                189.0     213.2     684.4     700.7
Adjustments to exclude the effect of
  GM purchase accounting adjustments
  related to Hughes Aircraft Company
  (Notes 1 and 3)                          67.1      31.0     129.0      92.9
                                        -------   -------   -------   -------
Earnings Used for Computation of Available
  Separate Consolidated Net Income       $256.1    $244.2    $813.4    $793.6
                                        =======   =======   =======  ========
Available Separate Consolidated Net Income (Note 3)
  Average number of shares of GM
    Class H Common Stock outstanding
    (in millions) (Numerator)              95.9      92.7      95.2      91.7
  Class H dividend base (in millions)
    (Denominator)                         399.9     399.9     399.9     399.9
  Available Separate Consolidated
    Net Income                            $61.4     $56.6    $193.5    $181.9
                                        =======   =======   =======   =======
Earnings Attributable to GM
  Class H Common Stock on a
  Per Share Basis (Note 3)
    Before cumulative effect of
      accounting change                   $0.64     $0.61     $2.03     $2.06
    Cumulative effect of accounting
      change (Note 2)                         -         -        -      (0.08)
                                           ----      ----      ----      ----
    Net earnings attributable to
      GM Class H Common Stock on a
      per share basis                     $0.64     $0.61     $2.03     $1.98
                                           ====      ====      ====      ====
Reference should be made to the Notes to Consolidated Financial Statements.

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheet

                                                  September 30,  December 31,
                                  ASSETS                 1995          1994
                                                  ---------------------------
                                                      (Dollars in Millions
                                                    Except Per Share Amount)
Current Assets
  Cash and cash equivalents                          $1,333.7      $1,501.8
  Accounts and notes receivable
    Trade receivables (less allowances)               1,101.7       1,039.5
    General Motors and affiliates                       151.8         153.9
  Contracts in process, less advances and
    progress payments                                 2,670.5       2,265.4
  Inventories (less allowances)
    Productive material, work in process,
      and supplies                                    1,162.4         968.0
    Finished product                                    139.7         119.9
  Prepaid expenses, including deferred income taxes     287.1         195.1
                                                     --------      --------
        Total Current Assets                          6,846.9       6,243.6
Property-Net                                          2,644.8       2,611.8
Telecommunications and Other Equipment - Net          1,101.1       1,071.7
Intangible Assets, net of amortization                3,188.4       3,271.3
Investments and Other Assets, including deferred
  income taxes - principally at cost
  (less allowances)                                   1,763.6       1,652.1
                                                     --------      --------
Total Assets                                        $15,544.8     $14,850.5
                                                     ========      ========


                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Accounts payable
    Outside                                            $864.8        $779.9
    General Motors and affiliates                        62.2          80.5
  Advances on contracts                                 781.7         645.1
  Notes and loans payable                               144.9         125.7
  Income taxes payable                                  205.3          31.4
  Accrued liabilities                                 1,925.5       1,885.5
                                                     --------      --------
      Total Current Liabilities                       3,984.4       3,548.1
                                                     --------      --------
Long-Term Debt and Capitalized Leases                   280.7         353.5
                                                     --------      --------
Postretirement Benefits Other Than Pensions (Note 4)  1,607.9       1,541.4
                                                     --------      --------
Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                1,280.5       1,431.7
                                                     --------      --------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10
    par value) and additional paid-in capital         6,335.0       6,326.5
  Net income retained for use in the business         2,152.0       1,743.6
                                                     --------      --------
    Subtotal                                          8,487.0       8,070.1
  Minimum pension liability adjustment                  (76.1)        (76.1)
  Accumulated foreign currency translation
    adjustments                                         (19.6)        (18.2)
                                                     --------      --------
      Total Stockholder's Equity                      8,391.3       7,975.8
                                                     --------      --------
Total Liabilities and Stockholder's Equity          $15,544.8     $14,850.5
                                                     ========      ========

Reference should be made to the Notes to Consolidated Financial Statements.

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                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   Condensed Statement of Consolidated Cash Flows

                                                       Nine Months Ended
                                                         September 30,
                                                      ------------------
                                                         1995       1994
                                                      ------------------
                                                     (Dollars in Millions)

Net Cash Provided by Operating Activities              $739.5     $561.6
                                                      -------    -------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired        (168.2)         -
  Expenditures for property and special tools          (361.3)    (292.6)
  Increase in telecommunications
    and other equipment                                 (96.2)    (205.3)
  Proceeds from disposal of property                     56.3       22.6
  Proceeds from sale of investments and businesses       23.7        3.6
  (Increase) Decrease in notes receivable               (32.3)    200.9
                                                      -------    -------
    Net Cash Used in Investing Activities              (578.0)    (270.8)
                                                      -------    -------
Cash Flows from Financing Activities
  Net increase (decrease) in notes and
    loans payable                                       (65.8)      47.6
  Increase in long-term debt and capitalized leases      28.0        7.5
  Decrease in long-term debt and capitalized leases     (15.8)     (67.5)
  Cash dividends paid to General Motors                (276.0)    (240.0)
                                                      -------    -------
    Net Cash Used in Financing Activities              (329.6)    (252.4)
                                                      -------    -------
Net increase (decrease) in cash and cash equivalents   (168.1)      38.4
Cash and cash equivalents at beginning
  of the period                                       1,501.8    1,008.7
                                                      -------    -------
Cash and cash equivalents at end of the period       $1,333.7   $1,047.1
                                                      =======    =======

Certain amounts for 1994 have been reclassified to conform with 1995 classifications.
Reference should be made to the Notes to Consolidated Financial Statements.

                     Notes To Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, as described in Note 2), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1994 Annual Report to the SEC on Form 10-K.

Note 1.
  Other income (loss) - net for the third quarter and nine months of 1995 includes a $76.1 million charge for estimated losses on disposition of certain non-strategic business units including $36.1 million from the write-off of purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company and $35.9 million of revenue earned for providing services to GM.

Note 2.
  Effective January 1, 1994, Hughes Electronics Corporation (Hughes), formerly GM Hughes Electronics Corporation, adopted SFAS No. 112. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The charge is primarily related to extended-disability benefits which, under the accounting Standard, are accrued on a service-driven basis.

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                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
               Notes To Consolidated Financial Statements - Concluded

Note 3.
  Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of Hughes earned since the acquisition of Hughes Aircraft Company by GM. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the third quarters of 1995 and 1994.

  The denominator used in determining the Available Separate Consolidated Net Income of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by Hughes and to increase as such shares are used for Hughes' employee benefit plans or acquisitions.

Note 4.
  Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                                      * * * * *

                        Management's Discussion and Analysis

   The following discussion excludes the purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 50).

Results of Operations
---------------------

  Hughes reported third quarter earnings, before the effects of purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company, of $256.1 million, a 4.9% increase from the $244.2 million reported in the third quarter of 1994. Earnings per share of GM Class H common stock increased 4.9% to $0.64 per share from $0.61 per share in the third quarter of 1994.

  For the first nine months of 1995, earnings increased 2.5% to $813.4 million compared with $793.6 million reported in the same period in 1994. Earnings per share increased 2.5% to $2.03 from $1.98 per share in the first nine months of 1994. The 1994 earnings included the unfavorable effect of an accounting change related to postemployment benefits of $30.4 million after tax, or $0.08 per share.

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  Revenues for the period (excluding the write-off of purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company) were $3,477.4 million, a 3.7% increase from the $3,354.5 million reported in the third quarter of 1994. Revenues for the first nine months of 1995 (excluding the aforementioned purchase accounting adjustments) increased to $10,779.8 million, a 2.9% increase from the $10,477.7 million reported in the first nine months of 1994. Costs and expenses as a percentage of revenues increased to 89.1% from 88.3% in the third quarter of 1994. For the nine months ended September 30, 1995, costs and expenses as a percentage of revenues increased to 88.1% from 87.3% in the comparable 1994 period. Income taxes were $121.6 million, or 32.2% of income before income taxes, for the quarter compared with $148.2 million, or 37.8% of income before income taxes, in the comparable quarter of 1994. For the first nine months, income taxes were $465.8 million, or 36.4% of income before income taxes, compared with $508.2 million, or 38.1% of income before income taxes, in the comparable 1994 period.

  Operating profit was $370.0 million for the third quarter, a 1.5% increase from the operating profit of $364.6 million reported during the comparable period in 1994. The operating profit margin on the same basis was 10.7% for the quarter compared with 11.0% in the third quarter of 1994. Operating profit for the first nine months of 1995 was $1,248.8 million, a 1.6% decrease from the $1,269.3 million in the same period last year. The operating profit margin on the same basis for the first nine months of 1995 was 11.6% compared with 12.2% in the prior year's period.

  Third quarter revenue growth was the result of strong performance in each of Hughes' three business segments. Increased revenues were principally due to DIRECTV(R) subscriber growth and higher Galaxy satellite transponder sales, the acquisition of CAE-Link Corporation in February 1995 by Hughes Aircraft Company and international and domestic sales growth at Delco Electronics. The improvement in operating profit was attributed to the increased segment revenues and ongoing cost reduction efforts at Delco Electronics. The decline in operating profit margin was primarily due to the 1994 recognition of earnings related to a DIRECTV contract with the National Rural Telecommunications Cooperative (NRTC), as well as planned increased 1995 operating expenses associated with the continued expansion of DIRECTV.

  The increase in revenue for the nine months ended September 30, 1995, when compared with the comparable period for 1994, reflects strong performance in the Automotive Electronics and Telecommunications and Space segments, partially offset by decreased revenues in the Aerospace and Defense Systems segment. The decrease in operating profit for the nine months ended September 30, 1995 was primarily the result of increased operating expenses associated with the continued expansion of DIRECTV, 1994 recognition of earnings related to a DIRECTV contract with the NRTC and lower production rates in the Aerospace and Defense Systems segment, partially offset by the results of aggressive cost reduction efforts in the Automotive Electronics segment.

  Hughes historically reported its operations in four business segments:
Automotive Electronics, Defense Electronics, Telecommunications and Space, and Commercial Technologies. In connection with organizational changes, effective January 1, 1995, Hughes reports its operations in three segments: Automotive Electronics, Aerospace and Defense Systems, and Telecommunications and Space. This new segment presentation better reflects Hughes' strategic direction and the manner in which its businesses are now managed. All 1994 financial data have been restated to reflect the new segment reporting format.

  The Automotive Electronics segment reported revenues for the quarter of $1,173.3 million, an increase of 3.7% from revenues of $1,131.4 million for the same period in 1994. The improvement reflects a 3.1% increase in GM vehicles produced in North America, an increase in Hughes-supplied electronic content in GM vehicles produced in North America (from $906 per vehicle to $910 per vehicle) and a 12.3% increase in international and non-GM sales (from $162 million to $182 million). Operating profit increased 27.8% in the third

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

quarter to $150.9 million from $118.1 million for the same period in 1994.
The improvement is attributable to continued strong cost reduction efforts and increased electronic content. As a result, the operating profit margin improved to 13.1% from 10.6%

  The Aerospace and Defense Systems segment reported third quarter 1995 revenues of $1,517.0 million, a 4.0% increase over revenues of $1,458.7 million reported in the same period in 1994. The growth is principally due to the additional revenues resulting from the acquisition of the CAE-Link training and simulation business and increased effort on the Tomahawk missile program. Primarily due to these revenue increases, operating profit for the period increased 1.9% to $178.7 million compared with $175.3 million for the third quarter of 1994. Operating profit margin in the period was 11.9% compared with 12.0% in 1994.

  The Telecommunications and Space segment reported revenues for the quarter of $762.6 million, an increase of 10.3% over revenues of $691.2 million reported in the prior year's third quarter. The increase was largely due to higher Galaxy satellite transponder sales at Hughes Communications, Inc. and DIRECTV subscriber growth, partially offset by DIRECTV revenues recognized in 1994 with respect to a contract with the NRTC. Operating profit of $65.7 million for the third quarter compares with $136.3 million reported in the same period in 1994. The reduction was principally due to the 1994 earnings recognized by DIRECTV as a result of the NRTC contract and higher 1995 operating expenses associated with the continued expansion of DIRECTV, which were partly offset by profits from Galaxy transponder sales. As a result, third quarter operating profit margin decreased to 8.9% in 1995 from 19.8% in 1994.

Liquidity and Capital Resources
-------------------------------
  Cash and cash equivalents at September 30, 1995 were $1,333.7 million, a decrease of $168.1 million from the $1,501.8 million reported at December 31, 1994. The decrease is primarily the result of cash used for the acquisition of CAE-Link Corporation of $168.2 million, cash dividends paid to General Motors of $276.0 million, and capital expenditures of $508.9 million, partially offset by net cash provided by operating activities of $739.5 million and the proceeds from disposal of property of $56.3 million.

  As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) decreased to 1.72 at September 30, 1995 from 1.76 at December 31, 1994.

  Capital expenditures, including expenditures for telecommunications and other equipment, were $508.9 million through September 30, 1995, compared with $497.9 million for the comparable period in 1994.

  Long-term debt and capitalized leases decreased $72.8 million to $280.7 million at September 30, 1995 from $353.5 million at December 31, 1994 primarily reflecting the reclassification of debt from long-term to current during the third quarter of 1995. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 4.8% at September 30, 1995 from 6.6% at December 31, 1994.

                                  Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 3 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company was $31.0 million for the third quarters of 1995 and 1994.

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                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


In addition, the third quarter of 1995 includes the write-off of an additional $36.1 million of purchase accounting adjustments associated with the disposition of several nonstrategic business units. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,876.3 million at September 30, 1995 and $3,005.3 million at December 31, 1994.

  In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*

Pro Forma Condensed Statement of Consolidated Operations

                                                            Nine Months Ended
                                          Third Quarter        September 30,
                                       ------------------  ------------------
                                           1995      1994      1995      1994
                                       ------------------  ------------------
                                             (Dollars in Millions
                                             Except per Share Amounts)

Total Revenues                         $3,477.4  $3,354.5 $10,779.8 $10,477.7
Total Costs and Expenses                3,099.7   2,962.1   9,500.6   9,145.5
                                        -------   -------  --------   -------
Income before Income Taxes                377.7     392.4   1,279.2   1,332.2
Income taxes                              121.6     148.2     465.8     508.2
                                        -------   -------   -------   -------
Income before cumulative
  effect of accounting change             256.1     244.2     813.4     824.0
Cumulative effect of accounting change        -         -        -      (30.4)
                                        -------   -------   -------   -------
Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                             $256.1    $244.2    $813.4    $793.6
                                        =======   =======   =======   =======
Earnings Attributable to
  GM Class H Common Stock on a
  Per Share Basis
    Before cumulative effect of
      accounting change                   $0.64     $0.61     $2.03     $2.06
    Cumulative effect of accounting change    -         -        -      (0.08)
                                           ----      ----      ----      ----
    Net earnings attributable to
      GM Class H Common Stock
      on a per share basis                $0.64     $0.61     $2.03     $1.98
                                           ====      ====      ====      ====

Pro Forma Condensed Consolidated Balance Sheet
                                                  September 30,  December 31,
                            ASSETS                       1995          1994
                                                  ---------------------------
                                                      (Dollars in Millions)

Total Current Assets                                 $6,846.9      $6,243.6
Property - Net                                        2,644.8       2,611.8
Telecommunication and Other Equipment - Net           1,101.1       1,071.7
Intangible Assets, Investments, and Other Assets      2,075.7       1,918.1
                                                     --------      --------
Total Assets                                        $12,668.5     $11,845.2
                                                     ========      ========

           LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                            $3,984.4      $3,548.1
Long-Term Debt and Capitalized Leases                   280.7         353.5
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                2,888.4       2,973.1
Total Stockholder's Equity**                          5,515.0       4,970.5
                                                     --------      --------
Total Liabilities and Stockholder's Equity**        $12,668.5     $11,845.2
                                                     ========      ========

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.
** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Pro Forma Selected Segment Data
                                                         Nine Months Ended
                                       Third Quarter       September 30,
                                    ------------------  -------------------
                                        1995      1994      1995       1994
                                    ------------------  -------------------
                                             (Dollars in Millions)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount                            $1,173.3  $1,131.4   $4,154.3  $3,839.3
  As a percentage of Hughes Revenues    34.1%     33.7%      38.7%     36.6%
Net Sales                           $1,155.2  $1,113.6   $4,090.6  $3,799.8
Operating Profit (1)                  $150.9    $118.1     $655.1    $562.7
Operating Profit Margin(2)              13.1%     10.6%      16.0%     14.8%
Depreciation and Amortization          $29.4     $40.7     $115.7    $118.7
Capital Expenditures                   $71.6     $37.1     $182.4     $82.7

AEROSPACE AND DEFENSE SYSTEMS
Revenues
  Amount                            $1,517.0  $1,458.7   $4,334.5  $4,588.9
  As a percentage of Hughes Revenues    44.1%     43.5%      40.3%     43.8%
Net Sales                           $1,503.5 $1,458.9    $4,313.5 $4,565.1
Operating Profit (1)                  $178.7    $175.3     $495.8    $515.9
Operating Profit Margin(2)              11.9%     12.0%      11.5%     11.3%
Depreciation and Amortization(3)       $31.3     $29.2      $95.8    $107.4
Capital Expenditures                   $22.9     $33.1      $73.7     $99.9

TELECOMMUNICATIONS AND SPACE
Revenues
  Amount                              $762.6    $691.2   $2,156.7  $1,870.7
  As a percentage of Hughes Revenues    22.2%     20.6%      20.1%     17.9%
Net Sales                             $737.6   $688.4    $2,145.6 $1,868.9
Operating Profit (1)                   $65.7    $136.3     $143.1    $271.0
Operating Profit Margin(2)               8.9%     19.8%       6.7%     14.5%
Depreciation and Amortization(3)       $47.7     $38.9     $125.8     $96.8
Capital Expenditures(4)               $102.8    $111.6     $246.2    $294.0

CORPORATE AND OTHER
Operating Loss (1)                    ($25.3)   ($65.1)    ($45.2)   ($80.3)

Certain amounts for 1994, previously reported in four business segments, have been reclassified to conform with 1995 classifications based on three business segments.
* The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.
(1) Net Sales less Total Costs and Expenses other than Interest Expense.
(2) Operating Profit as a percentage of Net Sales.
(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $25.2 million in each of the third quarters and $75.6 million in each of the nine month periods for the Aerospace and Defense Systems segment; and $5.3 million in each of the third quarters and $15.9 million in each of the nine month periods for the Telecommunications and Space segment.
(4) Includes expenditures related to telecommunications and other equipment amounting to $64.8 million, $70.6 million, $147.6 million, and $205.3 million, respectively.








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


                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data* - Concluded

Pro Forma Selected Financial Data

                                                      Nine Months Ended
                                     Third Quarter       September 30,
                                  ------------------  ------------------
                                      1995      1994      1995      1994
                                  ------------------  ------------------
                                                                      (Dollars
in Millions
                                                                      Except
per Share Amounts)

Operating profit                    $370.0    $364.6  $1,248.8  $1,269.3
Income before income
  taxes and cumulative effect
  of accounting change              $377.7    $392.4  $1,279.2  $1,332.2
Earnings used for
  computation of available
  separate consolidated
  net income                        $256.1    $244.2    $813.4    $793.6(1)
Average number of GM Class H
  dividend base shares (2)           399.9     399.9     399.9     399.9
Stockholder's Equity              $5,515.0  $4,748.7  $5,515.0  $4,748.7
Dividends per share of
  GM Class H common stock            $0.23     $0.20     $0.69     $0.60
Working capital                   $2,862.5  $2,848.4  $2,862.5  $2,848.4
Operating profit as a
  percent of net sales                10.7%     11.0%     11.6%     12.2%
Pre-tax income as a
  percent of net sales                10.9%     11.8%     11.9%     12.8%
Net income as a
  percent of net sales                 7.4%      7.4%      7.6%      7.6%



  * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.
(1) Includes unfavorable cumulative effect of accounting change of $30.4 million.
(2) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 95.9 million for the third quarter of 1995 and 92.7 million for the third quarter of 1994.

                                    * * * * * * *
















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